T. ROWE PRICE GOLDMAN SACHS PRIVATE MARKETS FUND N-2

Exhibit 99.(a)(1)

CERTIFICATE OF TRUST

of

T. Rowe Price Goldman Sachs Private Markets Fund

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code §3801 et seq.) and sets forth the following:

FIRST: The name of the statutory trust is T. Rowe Price Goldman Sachs Private Markets Fund (the “Trust”).

SECOND: The business address of the Registered Agent and Registered Office of the Trust is Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808. The name of the Registered Agent of the Trust for service of process at such location is Corporation Service Company.

THIRD: This Certificate shall be effective immediately upon filing in the Office of the Secretary of State of the State of Delaware.

FOURTH: The Trust intends to become a registered investment company under the Investment Company Act of 1940, as amended, within 180 days following the first issuance of its beneficial interests.

FIFTH: The trustee of the Trust, as set forth in its governing instrument, reserves the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

IN WITNESS WHEREOF, the undersigned, being the initial trustee of the Trust, has duly executed this Certificate of Trust as of this 11th day of November, 2025.

/s/ David Oestreicher

David Oestreicher, as trustee and not individually

1307 Point Street, Baltimore MD 21231